AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD ENDED JULY 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NO. 001-08007
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FREMONT GENERAL CORPORATION
175 N. Riverview Dr.
Anaheim, California 92808
(714) 283-6500

FINANCIAL STATEMENTS
The Fremont General Corporation and Affiliated Companies Investment Incentive Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the period from January 1, 2009 through July 31, 2009 and year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm — Squar, Milner, Peterson, Miranda & Williamson, LLP

2

FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
FINANCIAL STATEMENTS
JULY 31, 2009 AND DECEMBER 31, 2008

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
FINANCIAL STATEMENTS
TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of July 31, 2009 and December 31, 2008 (Liquidation Basis)	2

Statements of Changes in Net Assets Available for Benefits for the Period from January 1, 2009 to July 31, 2009 and for the Year Ended December 31, 2008 (Liquidation Basis)	3

Notes to Financial Statements	4
All other schedules are omitted because they are either not applicable or the required information is shown in the financial statement or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan
We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) as of July 31, 2009 and December 31, 2008, and the related statements of changes in net assets available for benefits for the period from January 1, 2009 to July 31, 2009 and the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 7, the Plan’s sponsor, Fremont General Corporation (“FGC”), filed under Chapter 11 of the United States Bankruptcy Code on June 18, 2008 in the United States Bankruptcy Court for the Central District of California, Santa Ana Division. Bankruptcy does not affect the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors. However, as discussed in Note 1 to the financial statements, the Board of Directors of FGC, the Plan’s sponsor, voted on November 24, 2008 to terminate the Plan effective December 31, 2008, and all distributions related to the Plan termination were completed as of July 31, 2009. In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting from the ongoing plan basis to the liquidation basis used in presenting the 2008 and 2009 financial statements.
In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of the Plan as of July 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the period January 1, 2009 to July 31, 2009 and the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Newport Beach, California
January 20, 2010

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Net Assets Available for Benefits
As of July 31, 2009 and December 31, 2008 (Liquidation Basis)

	July 31,	December 31,
	2009	2008
Assets
Investments, at fair value	$—	$26,953,880
Interest receivable	—	39,435
Other assets	—	960,781

Total Assets	—	27,954,096
Liabilities
Corrective distributions payable	—	153,112

Net assets available for benefits at fair value	—	27,800,984
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,544,686

Net assets available for plan benefits	$—	$29,345,670

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Changes in Net Assets Available for Benefits
For the Period from January 1, 2009 to July 31, 2009 and for the Year Ended December 31, 2008 (Liquidation Basis)

	July 31,	December 31,
	2009	2008
Additions to net assets available for benefits:
Interest and dividend income	$65,084	$1,556,291

	65,084	1,556,291

Contributions
Employer	—	866,440
Participant	—	1,891,346

	—	2,757,786

Total additions	65,084	4,314,077

Deductions from net assets available for benefits:
Net depreciation in fair value of investments	(449,887)	(18,214,079)
Benefits paid to participants	(28,960,867)	(37,548,836)

Total deductions	(29,410,754)	(55,762,915)

Net decrease in net assets available for benefits	(29,345,670)	(51,448,838)
Net assets available for benefits, beginning of year	29,345,670	80,794,508

Net assets available for benefits, end of year	$—	$29,345,670

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Notes to Financial Statements
July 31, 2009 and December 31, 2008
1.	Description of Plan
Plan Termination
Effective December 31, 2008, the Board of Directors and the Company terminated the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”). Participant accounts were fully distributed by May 6, 2009. All distributions related to the Plan termination were completed as of July 31, 2009.
General
As noted above, the Plan has been terminated, however, the following is a description of the Plan. This description provides only general information and reference should be made to the Plan document for a more complete description of the Plan’s provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.
The Plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation (“FGC”) and participating subsidiaries (collectively, the “Company”). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.
Contributions
Employees may elect to have up to 15% of their eligible compensation, as defined, deferred, and deposited with the plan trustee, which will invest the money at the employee’s discretion among a variety of investment funds, including FGC’s common stock. Effective May 1, 2008, the Plan was amended to prospectively eliminate the acquisition of FGC common stock as an investment option. Employee contributions are matched by the Company at the rate of one dollar for every dollar contributed up to 6% of eligible compensation permitted under the Internal Revenue Code (the “Code”). Effective February 3, 2008, employee contributions are matched by the Company at the rate of fifty cents for every dollar contributed up to 6% of eligible compensation permitted under the Code. The Company may make additional contributions at its discretion. Company contributions during 2008 to eligible employee participants were in cash. There were no contributions during 2009. Prior to February 3, 2008, Company contributions to eligible employee participants were in shares of FGC common stock and cash. Employees have discretion to diversify out of FGC common stock after the Company’s contribution has been allocated into participants’ accounts. All employee contributions are 100% vested. The Plan provides that for any participant who is an employee on or after January 1, 2003, the participant’s interest in his or her matching contributions accounts is 100% vested. Active employees may receive a distribution from his or her account after attaining age 59 1/2 or pursuant to a hardship. Otherwise, distribution is available following a participant’s retirement, termination of employment or death. Shares of FGC’s common stock held in the Plan and allocated to participants’ accounts are voted by the Plan’s Trustee upon instructions from the participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations are based on participants’ contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are applied towards restoring reinstated accounts, the Company’s matching contributions in future periods, or administrative expenses.

Vesting
Participants’ salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.
Distributions
Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant’s death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, costs relating to the purchase of a principal residence, burial or funeral expenses for certain dependents and expenses for the repair of damage to participants’ principal residence. Participants may also take withdrawals from the portion for their account attributable to rollovers.
Participants’ Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance based on the value at the close of business of the prior day, whichever is less. The loans are secured by the balance in the participant’s account and interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. Repayments are made ratably through payroll deductions. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made. Loan balances as of December 31, 2008 had interest rates ranging from 6 percent to 10.25 percent and mature through 2013.
Effective December 31, 2008, the Plan was terminated. All participant loan balances were included in the respective participant distributions. All participant accounts in the Plan were fully distributed by May 6, 2009.
Amendment
Effective May 1, 2008, the Plan was amended to prospectively eliminate the acquisition of FGC common stock as an investment option.
2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the liquidation basis of accounting.
Use of Estimates
The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts and balances in the financial statements and accompanying notes. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Company Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments
Investments are valued in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1		Observable inputs including unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2		Other observable inputs including:
	—	Quoted prices for similar assets or liabilities in active markets;
	—	Quoted prices for identical or similar assets or liabilities in inactive markets;
	—	Inputs other than quoted prices that are observable for the asset or liability;
	—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3
    Unobservable inputs based on the best information available in the circumstance, to the extent observable inputs are not available (including the Plan’s own assumptions used in determining the fair value of investments).

The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2008:
FGC common stock: Valued at the composite closing price as reported on the Pink Sheets and is classified as a Level 1 investment. The closing price of FGC common stock was $0.05 per share at December 31, 2008. Effective April 17, 2008, FGC common stock was de-listed from the New York Stock Exchange. FGC Common is currently eligible for quotation on the Pink Sheets under the trading symbol of “FMNTQ”.
Registered investment companies (mutual funds): The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent asset values of shares held by the Plan at year end and are classified as Level 1 investments.
Participant loans: Valued at the outstanding principal balance, which approximates fair value, and are classified as a Level 3 investment.
Common/collective trust funds (“CCTs”): CCT’s are composed of Guaranteed Investment Contracts (“GICs”) which include traditional GICs (issued by an insurance company and relying on the credit worthiness of the separate account) and Synthetic GICs, which are a combination of a portfolio of securities plus a wrapper contract (guarantee) issued by a financially responsible third party. The funds are fully benefit-responsive. Synthetic GIC wrapper values were determined by the difference between the sum of the present values of wrap fees based on replacement costs received from the wrap providers at the statement date and the sum of present values of wrap fees based on actual fees at the beginning of the year. Wrapper values are classified as a Level 3 investment. Underlying investment values held within the GICs were determined by a combination of the market quotations, pricing matrixes, market transactions in comparable investments, and are classified as a Level 2 investment.
Investment Income
Realized investment gains and losses are determined using the specific-identification basis.
Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the

Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan has been operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Expenses
Administrative expenses of the Plan are paid by the Company, or from forfeitures. The Plan utilizes office space provided by the Company for which its pays no rent.
Benefit Payments
Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable as of July 31, 2009 and December 31, 2008 were zero and $1,860,971, respectively.
Forfeitures
The balance of amounts forfeited by nonvested accounts of inactive participants as of July 31, 2009 and December 31, 2008 was zero and $113,569, respectively. These forfeitures were applied towards employer matching contributions in remaining future periods, plan expenses and to the extent any forfeitures remained after such applications, they were allocated to the account balances of eligible employees. Effective December 31, 2008, the Plan was terminated and participant accounts were fully distributed by May 6, 2009. All distributions related to the Plan termination were completed as of July 31, 2009. See also Note 4 below.
Risks and Uncertainties
The Plan provides for various investment options in any combination of FGC common stock and mutual funds that are comprised of a combination of stocks, bonds, fixed incomes securities and other investment securities. These underlying investments of mutual funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with such underlying investments noted above, it is at least reasonably possible that changes in values of such investments will occur in the near term and that changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
As described above, the methods used by the Plan to determine fair value may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting dates.
3.	Investments
All assets of the Plan were held in trust by Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”). Effective December 31, 2008, the Plan was terminated and participant accounts were fully distributed by May 6, 2009. By July 31, 2009, all distributions related to the Plan were completed. Therefore, as of July 31, 2009, the fair value of assets in the Plan was zero.
The following is a reconciliation of investments for unobservable inputs (Level 3) used in determining fair value:

	Period Ended July 31, 2009
		Common/Collective
		Trust Wrapper
	Participant Loans	Contracts
Balance, December 31, 2008	$233,456	$37,271
Purchases, issuances, settlements & other, net	—	(37,271)
Transfers out	(233,456)	—

Balance, July 31, 2009	$—	$—

Investments that represent 5% or more of the fair value of the Plan’s assets at December 31, 2008 are as follows:

	December 31,	Percent
	2008	of Total
Merrill Lynch Retirement Preservation Fund	$9,568,160	35.5%
Blackrock Fundamental Growth Fund	$2,261,433	8.4%
Blackrock Basic Value Fund	$2,224,111	8.3%
Blackrock Global Allocation Fund	$2,923,007	10.8%
Blackrock S&P Index Fund	$1,668,880	6.2%
Blackrock Total Return Portfolio Fund	$2,382,768	8.8%
At December 31, 2008, the Plan offered the Merrill Lynch Retirement Preservation Fund, a CCT with fully benefit-responsive investment contracts, as an investment option to Plan participants. As of December 31, 2008, the Plan’s participants had $11,112,845 invested in this CCT fund. Contributions were maintained in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The CCT is included in the financial statements at fair value as reported to the Plan by Merrill Lynch as of December 31, 2008. Contract value represents contributions made to the CCT fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this CCT as of December 31, 2008 was $9,568,160.
There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 0.86% and 4.10% for 2009 and 2008, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by Merrill Lynch. Investment income from this fund was $62,165 and $650,921 for the period ended July 31, 2009 and the year ended December 31, 2008, respectively.
4.	Misallocation of Forfeited Balances
During the period ended July 31, 2009, forfeitures relating to corrective distributions were improperly allocated amongst several participants of the Plan. The improper allocation has no net impact on the financial statements of the Plan. Subsequent to July 31, 2009, the Plan corrected the improper allocation to the participants in a manner that put the Plan and participants in the position that they would have been in had the misallocation not occurred.
5.	Related Party Transactions
Certain Plan investments are units of mutual funds and CCT funds managed by Merrill Lynch, the trustee as defined by the Plan. Participants also had the options to invest in FGC common stock. At the Company’s discretion, the investments in FGC common stock was permitted to be funded from the Company’s employee benefits trust that is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions. Effective May 1, 2008 the plan was amended to prospectively eliminate the acquisition of FGC common stock as an authorized investment option.

6.	Reconciliation of Financial Statements to Form 5500
The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:

	July 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$—	$29,345,670
Add: corrective distributions payable not included in Form 5500	—	153,112
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(1,544,686)
Less: benefit payable to participants not included in financial statements	—	(1,860,971)

Net assets available for benefits per Form 5500	$—	$26,093,125

7.	Commitments and Contingencies
Legal Proceedings —
ERISA Class Action:
In April through June of 2007, six complaints seeking class certification were filed in the United States District Court for the Central District of California against the Company and various officers, directors and employees by participants in the Company’s Plan and Fremont General Corporation Employee Stock Ownership Plan (“ESOP”) (collectively “the Plans”) alleging violations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) in connection with Company stock held by the Plans.
On October 25, 2007, the six complaints were consolidated in a single proceeding alleging that since January 1, 2005, the defendants breached their fiduciary duties by allowing plan participants to continue to invest in Company stock and by matching in Company stock. On December 10, 2007, the defendants filed their Motion to Dismiss. On May 29, 2008, the Court denied the motion.
Effective May 1, 2008 the Board of Directors and the Company terminated the ESOP and effective December 31, 2008 the Plan was terminated. On June 18, 2008, FGC filed a voluntary petition (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). The bankruptcy case is being administered in the Bankruptcy Court under the caption “In re Fremont General Corporation, a Nevada corporation, Case No. 8:08-bk-13421”. Based upon the filing of the bankruptcy case, the U.S. District Court imposed a stay which was entered on June 30, 2008. However, the Bankruptcy Filing by FGC did not impact the status of the Plan or the distribution of participant’s accounts from the ESOP, which was completed by July 31, 2008. Thereafter, plaintiff’s counsel in the ERISA class action filed a motion to lift the stay, which motion was subsequently amended on February 3, 2009. On March 12, 2009 the Bankruptcy Court issued an order granting the motion to lift stay as to the remaining defendants (the stay imposed by the Bankruptcy Court was not lifted as to FGC) but was vacated as to the other named defendants in the action; i.e., Wayne Bailey, Thomas W. Hayes, Robert F. Lewis, Russell K. Mayerfield, James A. McIntyre, Raymond G. Meyers, Louis J. Rampino, Patrick E. Lamb, and Dickinson C. Ross, who served as FGC’s former directors and/or officers.
On April 1, 2009, a purported class action complaint was filed on behalf of current and former employees of FGC who participated in the Plan, and the ESOP. Plaintiffs’ have brought claims against the Plans’ fiduciaries for violations of their fiduciary duties under ERISA, 29 U.S.C. Section 1132. The complaint as filed names as defendants; Richard Wallace, Raymond G. Meyers, James A. McIntyre, Wayne R. Bailey, Patrick E. Lamb, Louis J. Rampino, Robert F. Lewis, Russell K. Mayerfield, Thomas W. Hayes, Dickinson C. Ross, The Fremont General Corporation and Affiliated Companies Investment Incentive Plan Committee, and the Fremont General Employee Stock Ownership Plan Committee. On July 30, 2009, the Bankruptcy Court granted a stipulation for consolidation of this complaint with the other ERISA complaints. Thereafter, a Motion for Class Certification was filed and was scheduled to be heard on February 1, 2010. However all parties subsequently agreed to postpone this hearing to a future date to be determined.

Department of Labor Review:
On January 31, 2008, the U.S. Department of Labor (the “DOL”) notified the Company that the Plan had been selected for limited review. The DOL review included on-site examination of selected plan records for the period January 1, 2004 through the present date, an interview with the Plan Administrators, and a review of FGC activities as they affect the Plan. The Company has fully cooperated with all requests from the DOL. Although the review has not officially concluded, the Company has not been notified with regard to any issues of non-compliance.
8.	Other Events
Fremont Investment & Loan Sale of Assets and Deposits to CapitalSource:
On April 13, 2008, FGC and its respective direct and indirect wholly-owned subsidiaries, Fremont General Credit Corporation, a California corporation, and Fremont Investment & Loan, a California industrial bank (“FIL”), entered into a Purchase and Assumption Agreement (the “Agreement”) with CapitalSource TRS Inc. (the Purchaser”), a wholly-owned subsidiary of CapitalSource, Inc. (“CapitalSource”) and, for limited reasons described in the Agreement, CapitalSource. The Agreement provided for the purchase of substantially all of FIL’s assets, which assets include FIL’s participation interest in certain previously sold commercial real estate loans and all of FIL’s branches, as well as the assumption of all of the FIL’s deposits, by a California industrial bank and indirect wholly-owned subsidiary of CapitalSource. Following the receipt of approvals from the Federal Deposit Insurance Corporation, California Department of Financial Institutions and the Bankruptcy Court, the transaction closed on July 25, 2008 and FIL ceased operating as a California industrial bank. Effective July 30, 2008, FIL amended its articles of incorporation to (1) change the name of Fremont Investment & Loan to Fremont Reorganizing Corporation and (2) convert the corporate purpose to that of a nonbank corporation to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California.
Fremont General Bankruptcy Filing:
As discussed in Note 7, on June 18, 2008, FGC filed the Bankruptcy Filing under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The bankruptcy case is being administered in the Bankruptcy Court under the caption “In re Fremont General Corporation, a Nevada corporation, Case No. 8:08-bk-13421.” FGC continues to operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing did not impact the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN
January 21, 2010	/s/ Richard A. Sanchez
Richard A. Sanchez on behalf of the Plan
Administrator of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan